U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25


                   NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                       000-27199


                                                                    CUSIP NUMBER
                                                                     63072 A 207

(Check One): [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [X] Form 10-Q & 10-QSB
             [  ] Form N-SAR


         For Period Ended: September 30, 2005
                           -------------------
         [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR For the Transition Period Ended:


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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part I--Registrant Information


Full Name of Registrant:            Lion-Gri International, Inc.
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Former Name if Applicable


801 Muncesti Street
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Address of Principal Executive Office (Street and Number)


Chisinau      Republic of Moldova       MD-2029
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City,         State and                 Zip Code


Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort and expense and the Registrant seeks relief pursuant to Rule 12b-5(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [ ]
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date [ X ]; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable. [ ]

Part III--Narrative

State below, in reasonable detail, the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets, if needed)

Our consultant's office in Boca Raton Florida, where our financial statements are prepared, and our quarterly reviews are conducted, was hit by Hurricane Wilma on Monday, October 24, 2005. As a result of such hurricane, there was significant damage to the area. Our Boca Raton office and the homes of our staff were without basic services, electric power, telephone service and Internet service for an extended period of time. Due to this hardship, together with various delays in receiving certain information (some of which were related to Hurricane Wilma), the report on Form 10-QSB could not be timely filed without unreasonable effort or expense.


Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

     Veasti Ciumac               (646) 201-4033
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     (Name)                      (Area Code) (Telephone Number)

(2) Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [ ] Yes [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                          Lion-Gri International, Inc.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    November 14, 2005         By:     /s/ Gregory Sonic
                                           ---------------------------------
                                   Name:   Gregory Sonic
                                   Title:  President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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